

OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

CENTSAI INC.
44 West 28th Street
New York, NY 10001
www.centsai.com
(646) 794-4272

CentSai
Learning Finance Through Storytelling

UP TO $1,070,000 OF CROWD NOTES

Centsai Inc. (“Centsai,” “the company,” “we,” or “us”), is offering up to $1,070,000 worth of Crowd Notes of the company. The minimum target amount under this Regulation CF offering is $25,000 (the “Target Amount”). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $25,000 by September 29, 2017. The company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $150,000 under the Combined Offerings (the “Closing Amount”) by September 29, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the “Maximum Amount”) on a first come, first served basis. If the company reaches its Closing Amount prior to September 29, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The Company's Business

CentSai Group (the "company") consists of the following entities (collectively the "Companies"), combined for financial reporting purposes, as the LLC was the predecessor entity to the corporation, and was not dissolved upon conversion and formation of the corporation. The Companies conducted the same operations, but were separately organized. Generally, all activity of the Companies was conducted by CentSai Inc. after its incorporation.

- CentSai LLC, a Nevada limited liability company, organized April 16, 2015 and dissolved on April 20, 2017.

- CentSai Inc., a Delaware corporation, organized April 11, 2016.

The company is a financial wellness company which teaches millennials how to manage money through storytelling and connects financial brands with millennials, utilizing its two platforms, CentSai.com and CentSaiAdulting.com.

Further information about the company and its business appears on the company's profile page on SeedInvest under https://www.seedinvest.com/centsai.inc and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due Diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

Officers and Directors

Centsai currently has 10 employees. This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed*	Fulltime with the Company?
Officers:				
Arindam Nag	CEO	48	September 30, 2016	Full time
Doria Lavagnino	President, Secretary	46	September 30, 2016	Full time
Mark Rosen	CTO	55	August 1, 2016	Full time
Directors:				
Arindam Nag	CEO	48	September 30, 2016	Full time
Doria Lavagnino	President, Secretary	46	September 30, 2016	Full time

*Date elected or appointed is based on their time with Centsai, Inc.

Arindam Nag, Co-founder and CEO

Before launching CentSai in February 2015, Arindam spent over two decades in various roles as a financial journalist at Reuters and Dow Jones Group. Immediately prior to Centsai, he was the Co-Founder of FinLit.com, a financial literacy website, from July 2014 to January 2015 and was a managing editor of Mergermarket Group from February 2014 to June 2014. Among the many roles he has had, he helped launch a domestic news service for Reuters in India, wrote on mergers and acquisitions in the US and in the UK and also authored the Heard on The Street column for the Wall St Journal. He has also launched products for Dow Jones and ran the content unit of consulting firm Greenwich Associates. Arindam holds an MBA from New York University's Stern School of Business, post-grad degrees in Applied Economics and Journalism, and is also a Chartered Alternative Investment Analyst.

Doria Lavagnino, Co-founder and President

Doria has served as Centsai's Co-founder and President since its founding in February 2015. Prior to that, she worked for five years as a self-employed private investor. Doria started her career at Good Housekeeping where she worked at the Good Housekeeping Institute and analyzed products for the truth and efficacy in their advertising claims. After a stint at Working Woman where she spearheaded its annual salary survey program, Doria joined Glamour where she spent nine years as senior deputy research editor. She cofounded CentSai using her consumer journalism knowledge with the goal of making money a more accessible topic for young adults.

A Phi Beta Kappa graduate of Scripps College she earned her Masters Degree in Journalism from New York University.

Mark Rosen, Chief Technology Officer (CTO)

Mark brings over 30 years of experience in information technology, including consulting and working in house. He's led numerous mission-critical projects at Deloitte, Dow Jones & Co., Prudential and Merrill Lynch.

Mark uses his in-depth understanding of project management and organizational leadership skills to bring order and process to the chaos while building successful, cohesive, effective teams.

Mark started consulting for CentSai in June 2016, he joined as a full-time employee in August 2016, Mark has been instrumental in making the technology team effective and helped to introduce a new taxonomy, foster the relationships between the tech team and stakeholders, and lead a redesign of the web site. Prior to joining Centsai, Mark worked at Deloitte serving as Senior Manager from January 2013 until February 2015 and Methodology Transformation Lead from February 2015 until May 2016.

Related Party Transactions

Doria Lavagnino, our co-founder and President, has provided the company funds since inception. She has elected to treat these contributions 50% as capital contributions and 50% as loans to the company. Total financing from this source was $584,000 and $120,000 for the years ended December 31, 2016 and 2015, respectively. Of these amounts, $292,000 of the 2016 financing and $60,000 of the 2015 financing was each treated as advances from related party (liability) and capital contributions (equity). The balance due as advance from related party was $352,000 and $60,000 as of December 31, 2016 and 2015, respectively.

The loan portions of these fundings were not subject to a formal agreement as of December 31, 2016 or 2015, but were under an informal understanding that they were subject to 4% interest and were considered payable on demand. In April 2017, the company formalized the terms of a portion of the related party advances to date, including a portion of the balances presented in these financial statements as of December 31, 2016 and 2015, through the issuance of a promissory note. As of July 21, 2017, the promissory note has a principal balance of $550,000 and bears interest at 4% per annum. The note provides for repayment over 60 equal monthly payments commencing April 2022, with a payment reduction provision when gross profits fail to meet certain thresholds. There is also an acceleration clause where all then outstanding principal and interest become due upon the company raising $5,000,000 or more in a round of funding. The loan can be prepaid without penalty.

In addition, each of our founders was granted 2,580,000 shares of common stock on January 23, 2017.

On April 15, 2017, the cofounders participated in an asset assignment agreement between Centsai LLC and Centsai Inc. The agreement assigns all the assets and liabilities of Centsai LLC to Centsai Inc.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risk Factors Relating to the Company and its Business

- **The company is controlled by its founders.** Arindam Nag and Doria Lavagnino currently hold the majority of the company's voting stock, and at the conclusion of this offering will continue to hold the majority of the company's voting stock.

- **The loss of one or more key employees or the inability to attract and retain qualified personnel could harm our business.** Our success and future growth depends to a significant degree on the skills and continued services of our programmers and management personnel. In particular, we are highly dependent on the services of our co-founders, Arindam Nag and Doria Lavagnino, as well as CTO, Mark Rosen, to plan and implement our strategy and our technology team which is based in India. Our employees may work for us on an at-will basis, and we could experience difficulty in retaining technology team. We do not have "key person" life insurance policies that cover any of our officers or other key employees. The loss of the services of any of our founders or key employees could disrupt our operations, delay the development and introduction of our content and software and services, and negatively impact our business, prospects and operating results. We plan to hire additional personnel in all areas of our business, particularly for content. Competition for these types of personnel is intense. We cannot assure you that we will be able to successfully attract or retain qualified personnel.

- **We operate in a highly competitive market against businesses that are more established.** We face significant competition that we anticipate will continue to intensify. If we are not able to maintain or improve our market share, our business could suffer. We believe that our ability to compete, both with existing and new companies, depends on many factors, some of which are beyond our control, including, market acceptance of our content and our ability to maintain and grow our user base; our ability to attract and retain advertisers and to development a sustainable advertising both revenue model, and adequate capital resources. Most of our competitors have longer operating histories and significantly greater financial, technical, distribution, marketing and sales resources. Some competitors have website with established users and better brand recognition. We cannot assure you that we will be able to compete successfully against existing or emerging competitors.

- **We are dependent on an advertising based revenue model.** Currently we are and plan to be primarily reliant on an advertising based revenue model, which means that in order to succeed, we need to both retain and grow our user base as well as strive to maintain the engagement of our base. Further, our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may limited our ability to engagement with advertisers and harm our business.

- **The company has not yet qualified as a foreign corporation in New York.** The company is in the process of obtaining the necessary paperwork to file the application for authority in New York. While the company is doing business without authority in New York, the company may be limited in its ability to affirmatively use New York courts and could be subjected to arrears in fees, penalties, and taxes.

- **Our product is hosted in the cloud, Amazon Web Services.** Any outage at AWS will impact CentSai's performance.

- **Our business is a web-based business and relies on the security of our site.** If our security is compromised or if our platform is subjected to attacks that frustrate or thwart our users' ability to access our products and services, our users, advertisers, and partners may cut back on or stop using our products and services altogether, which could seriously harm our business.

- **Our business is reliant on our reputation.** We position ourselves as a digital platform for financial wellness combining content, and connecting experts, millennials and Generation X. Therefore, our reputation is important in attracting users to rely on our content as well as attracting talent to provide content that will be provided on our sites. Failure to maintain our reputation would damage our ability to attract users and content providers, and could therefore harm our business.

- **This is an early-stage company.** We have a limited operating history, few clients, and have only received limited revenues to date. If you are investing in this company, it's because you think this is a good idea, that our management team can execute it better than their competition, and that we can development and sustain a revenue model that will enable us to become and remain profitable.

- **The company will likely need more money.** The company might not sell enough Crowd Notes to meet its operating needs and fulfil its plans, in which case it may cease operating, which could lead to the total loss of your investment. Even if it sells all the Crowd Notes it's offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

- **As a growing company, we have to develop reliable accounting resources and internal controls. Failure to achieve and maintain effective controls could prevent us from producing reliable financial reports.** Effective internal controls and accounting resources are necessary for us to provide reliable financial reports, which, as a growing company, we are still building out. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

  Risk Factors Relating to the Securities

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $5 million valuation cap, so you should not view the $5 million as being an indication of the company's value. Further the interest on the notes is accrued interest; therefore you will not receive interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity into which the Crowd Notes are convertible.

- **The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

- **You may have limited rights.** The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

- **You will be bound by an investment management agreement, which limits your voting rights.** As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment Management Agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

- **The reviewing CPA has issued included a "going concern" note in the reviewed financials**. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of July 1, 2017, are reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the offering
Doria Lavagnino*	2,580,000 Common Shares	43.2%
Arindam Nag*	2,580,000 Common Shares	43.2%

*Doria Lavagnino and Arindam Nag are a couple and live together as part of the same family.

The Offering

The Securities Offered in this Offering

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert into shares of preferred stock in the earlier of a "corporate transaction" (such as the sale of the company) or a "qualified equity financing" (which is a preferred stock financing raising more than $1 million or the first sale of common stock in an initial public offering under a registration statement filed under the Securities Act of 1933).

The price at which the Crowd Notes sold in this offering will convert will be:

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- At a discount of 20% to the price in the qualified equity financing, subject to a $5 million valuation cap, if the conversion takes place pursuant to a qualified equity financing.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 5%, compounded quarterly.

As described below, non-Major Investors will have fewer rights than Major Investors, including more limited information rights. Further non-Major Investors will be required to subscribe to an investment management agreement, which will limit their voting rights in the future.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $150,000 for the Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,070,000 from investors through Regulation Crowdfunding before the deadline of September 29, 2017.

The minimum investment is this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities Sold Pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offering")

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists in those offerings. Further, Major Investors will be entitled to greater information rights than non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Other Classes of Securities of the Company

The following description summarizes important terms of the existing securities of the company and does not provide every detail that may be of interest to investors in this offering. A description of the rights for Common Stock holders may be found in the Certificate of Incorporation and the Bylaws of the company as well as Delaware General Corporate Law.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Stock Plans

On December 31, 2016, the company adopted an equity plan ("Stock Plan") under which up to 1,000,000 shares may be granted. Shares granted to employees under our Stock Plan may be subject under transfer restrictions, where unless there is a subsequent triggering event, the company has the exclusive rights to repurchase those shares. The restrictions fall away based on a vesting schedule, and for the outstanding shares granted under the Stock Plan, there will no longer be restrictions after September 2020.

On December 31, 2016, the company adopted an option plan ("Option Plan") for up to 100,000 shares. To date, no options have been granted under the Option Plan.

What it Means to be a Minority Holder

As an investor in Crowd Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. Once the Crowd Notes are converted into shares of Preferred Stock, the investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares (including through the stock plan), an investor could experience value dilution, with each share into which the notes convert being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our Crowd Notes.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

The following discussion includes information based on our unaudited operating data for 2017 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Results of Operations

The company was originally formed as an LLC in 2015 and did not have revenues during that fiscal year. The company began receiving revenues in 2016, and the company's net revenues for the year ended December 31, 2016 was $5,200. The company's revenues were primarily derived from sponsored content.

The company's operating expenses consist of content development, development, sales and marketing and and general and administrative costs. Operating expenses in 2016 amounted to $634,750, a 516% increase from $103,055 in 2015. The primary components of this decrease were due to:

- A 395% increase in content development costs to $225,456 was attributed to building-up of content inventory.
- A 398% increase in development costs to $220,862 due to improvements and maintenance of the websites.
- A 1577% increase in sales and marketing costs to $133,171 due to the launch of full-fledged social media campaigns surrounding our content.
- A 959% increase in general and administrative costs to $55,261 to support business growth.

Other expenses consisted primarily of interest expense from the loans from one of our founders (see "Related Party Transactions"), and increased to $16,096 in 2016 from $912 in 2015.

As a result of the foregoing factors, the company's net loss increased to $645,646 in 2015 from $103,967 in 2015.

During the first half of our 2017, our revenues have been $7,000 and our expenses have been roughly $375,000. Our revenues increased due to staffing up our business development team. Our expenses increased due to extra expenses on technology and design.

Plan of Operations and Milestones

To date, we have only received limited revenues. If we are able to raise $1.07 million then we are hoping to establish the following milestones in our plan of operations:

- Integrate cognitive intelligence (artificial Intelligence based on facial recognition) on our platform
- Expand CentSai in the Spanish-Speaking market.
- Finish work on mobile apps (Android and IoS).
- Launch a subscription-based service for financial advisors.
- License out the cognitive intelligence technology to other publishers.

- Build out stable business development team.
- Target 250,000 monthly unique users.
- 1.0 million page views a month.
- Generate between $125,000-$150,000 per month revenue.

Liquidity and Capital Resources; Future Trends

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sponsored content, these sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time. At May 31, 2017, the company has recorded losses from the time of inception in the total amount of approximately $ 1,070,049.

To date, the company has been financed primarily by one of our founders. The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned.

The company had cash on hand in the amount of $7,077 at December 31, 2017. Founder Ms. Lavagnino has been putting money into company on a month-to-month basis. Currently, we estimate our burn rate (net cash out) to be on average $50,000 per month. If the company is unable to receive the funds needed from this offering, the company would consider its options, including the solicitation of potential acquirers.

Indebtedness

One of the founders has advanced funds to the company to fund its operations from inception. The total balance due under these arrangements as of July 1, 2017, was $544,000. See "Related Party Transactions."

Recent Offerings of Securities

We have made the following issuances of securities since inception:

- On January 17, 2017, we granted a total 5,160,000 shares of restricted common stock to our founders in reliance on Rule 4(a)(2) of the Securities Act, for nominal consideration and for performance of services. See "Related Party Transactions".

- On February 27, 2017 and March 1, 2017, we granted a total of 870,000 shares of common stock to three employees and consultants under the company's Stock Plan in reliance on Rule 701 under the Securities Act, for nominal consideration and for performance of services.

- On June 21, 2017, we granted 91,827 shares of common stock to a consultant in reliance on Rule 701 of the Securities Act, for consideration of performance of services.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Closing Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to SeedInvest and legal, accounting and related expenses), will be approximately $130,000. We plan to use these proceeds as follows:

- Approximately 30% for business development and marketing.

- Approximately 20% for content.

- Approximately 20% for website improvements.

- Approximately 30% operating expenses.

We do not plan to use the proceeds to pay off debt. In addition, we have no plans to acquire assets at this point.

If we raise the Maximum Amount of $1.07 million, the net proceeds of this offering to the issuer will be approximately $980,000. We plan to use these proceeds as follows:

- Approximately 15% for investing in integrating artificial intelligence.

- Approximately 20% on content.

- Approximately 35% on operating expenses.

- Approximately 15% on website upgrade and improvements.

- Approximately 5% on mobile app development (Stage 1 already done).

- Approximately 10% for general corporate purposes.

If we receive funds in our concurrent offering under Rule 506(c) of Regulation D, we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual Reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.centsai.com/investors which will be posted within 120 days after the end of each fiscal year.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/centsai.inc.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The company is making concurrent offerings under both Regulation CF and Regulation D and unless the company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.